SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2011

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

This report on Form 6-K is incorporated by reference in the Registration
Statement on Form F-3 of Petróleo Brasileiro -- Petrobras (No. 333-163665).

MINUTES OF THE EXTRAORDINARY GENERAL MEETING

OF PETRÓLEO BRASILEIRO S.A. - PETROBRAS,

HELD ON APRIL 04, 2011

I.       DAY, TIME AND PLACE:

Meeting held at 03:00 pm on April 04, 2011, at the corporate headquarters, in the city of Rio de Janeiro, RJ, Avenida República do Chile, 65.

II.      ATTENDANCE, QUORUM  AND NOTICE:

Attended the meeting the principal shareholders representing a percentage above 81% of the ordinary shares that constitute the company’s share capital as verified by the signatures on the Shareholders Attendance Book, all duly notified by means of notices published at the editions of March 18, 21 and 22, 2011 of Jornal do Comércio (Commerce Newspaper) and Official Gazette. Mr. Marcus Pereira Aucélio, President of the Audit Committee attended as according to the provisions of article 164 of Law 6404/76. Also attended Mr. Bernardo Moreira Peixoto Neto, representative of KPMG Auditores Independentes (Independent auditors company), responsible for the development of the appraisal report of Company Mexilhão do Brasil.

III.     CHAIR:

President:                                                     Almir Guilherme Barbassa

Federal Government Representative:     Adrienne Giannetti Nelson de Senna Jobim

Secretary:                                                     Heloísa de Paula Batista

IV.    AGENDA  :

       I.    Amendment of wording of article 20 main section of Company’s Articles of Incorporation removing the word “until”, establishing the number of Directors.

      II.    Incorporation of Company Mexilhão do Brasil in Petrobras in order to:

(1)   Approve the Protocol of Incorporation executed by and between the Boards of Directors of Company Mexilhão do Brasil and Petrobras on February 14, 2011;

(2)   Ratify the hiring of KPMG Auditores Independentes by Petrobras for the development of Appraisal Report of Company Mexilhão do Brasil, according to paragraph  1 of article  227 of Law 6404 , of December 15, 1976;

(3)   Approve the Appraisal Report developed by KPMG Auditores Independentes at book value for appraisal of net equity of Company Mexilhão do Brasil;

(4)   Approve the incorporation of Company Mexilhão do Brasil to Petrobras, without increase of its capital stock; and

(5)   Approve authorization to Petrobras for the practice of necessary acts for the completion of the incorporation and the settlement of the status of the merged company and merging company before the competent authorities, as necessary.

V.     DECISIONS ADOPTED :

Point of Order

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It was approved by the present shareholders the registry of the minute under the form of summary according to article 130 of Law 6404, of December 15, 1976.

In General Extraordinary Meeting

It was approved, by the majority of shareholders present, the proposals of the Board of Directors to:

I. Alter the wording of main section of article 20 of the Company’s Articles of Incorporation, removing the word “until”, establishing the number of Directors.

In view of the approval of the Reform of Petróleo Brasileiro S.A. – Petrobras Articles of Incorporation, as of the date of this Extraordinary General Meeting, the same shall now read:

"PETROBRAS ARTICLES OF INCORPORATION – Chapter I – Form, Corporate Headquarters, and Purpose of the Company – Article 1- Petróleo Brasileiro S.A. - Petrobras is a mixed capital company, under the control of the Federal Government with undetermined duration period, which shall ruled by the norms of the Stock Corporations Act (Law no. 6.404, of December 15, 1976) and by this present by-laws. Sole Paragraph. The Federal Government control shall be exercised by means of the ownership of, at least, fifty per cent, plus one share, of the voting capital of the Company. Art. 2 - Petrobras has its principal place of business in the city of Rio de Janeiro, State of Rio de Janeiro, being entitled to establish, in the Country and overseas, branches, agencies, filiations, offices. Art. 3 – The company has as purpose the research, extraction, refining, processing, trade and transportation of oil originated from well, shale or other rocks, its derivates, natural gas and other fluid hydrocarbons, in addition to activities associated to energy, being entitled to promote the research, the development, the production, the transportation, the distribution and commercialization of all forms of energy, as well as any other activities associated or similar. Paragraph 1 – The economic activities associated to its business purpose shall be developed by the Company in a free competition capacity with other companies, according to the market conditions, upon observation of the other principles and directives of Law 9478, of August 6, 1997 and of Law 10.438, of April 26, 2002. Paragraph 2 - Petrobras, directly or through its subsidiaries, associated or not to third parties, may exercise in the Country or outside the national territory any of the activities integrating its business purpose. Chapter II- Capital stock , Shares and Shareholders - Article 4 – The Capital stock  is R$205,357,103,148,30 (two hundred and five billion, three hundred and fifty seven million, one hundred and three thousand, one hundred and forty eight reais and thirty cents), divided in 13.044.496.930 (thirteen billion, forty four million, four hundred and ninety six thousand, nine hundred and thirty) non par value shares, being 7.442.454.142 (seven billion, four hundred and forty two million, four hundred and fifty four thousand, one hundred and forty two) ordinary shares and 5.602.042.788 (five billion, six hundred and two million, forty two thousand, seven hundred and eighty eight) preferred shares. Paragraph 1- The increases of capital by means of issuance of shares shall be submitted previously to the decision of the General Meeting. Paragraph 2 – The Company, by decision of the Board of Directors, may acquire its own shares to be held in treasury, cancellation or further alienation, until the amount of the balance of revenue reserves available, except the legal reserve, without decreasing of capital stock, being observed the legislation in force. Paragraph 3 – The capital stock  may be increased with the issuance of preferred shares, without keeping proportion with the ordinary shares, being respected the legal limit of two thirds of the capital stock, as well as the observance of the right of first refusal of all shareholders. Art. 5 – The Company’s share shall be ordinary, with voting right, and preferred without voting right. Paragraph 1 – The preferred shares shall be unconvertible into ordinary shares and vice-versa. Paragraph 2 – The preferred shares shall have priority in case of capital reimbursement and receipt of dividends, at minimum of 5% (five percent) calculated over the part of the capital represented by this class of shares, or 3% (three per cent) of the share’s net equity, the higher always prevailing, participating equally with the ordinary shares, in the increase of the capital stock deriving from the incorporation of reserves and profits. Paragraph 3 – The preferred shares shall participate, non-cumulative, in equal conditions with the ordinary shares, in the distribution of the dividends, when above the minimum percentage guaranteed to it in the last paragraph. Art. 6 – The shares subscription shall obey the rules established by the General Meeting or by the Board of Directors, depending of the body that authorized the increase of capital to the authorized limit. In case of default by the shareholder, and regardless of judicial summons, the Company, the company is eligible to promote the execution or determine the sale of shares, by its own count and risk. Art. 7- The shares of the Company, all book entry, shall be kept on behalf of its holders, in a financial institution deposit account authorized by Securities Exchange Commission – CVM, without a certificate issuance. Art. 8 – The shareholders shall be entitled, in each fiscal year, to the dividends and/or interest of own equity, which may not be lower than 25% (twenty five per cent) of the adjusted net profit, in the form of the Stock Corporations Act, divided by shares in which the Company’s capital is divided. Art. 9º- Except as decided to the contrary by the General Meeting, the Company shall effect the payment of dividend and interest of own equity, due to the shareholders, within the period of 60 (sixty) days as of the date of its statement and, in any case, within the period of the corresponding fiscal year, upon observation of the relevant legal norms. Sole Paragraph. The Company may, by decision of its Board of Directors, anticipate the amounts to its shareholders as dividends or interest of own equity, being adjusted by the SELIC rate as of the date of the effective payment to the closing of the respective fiscal year, as provided in article. 204 of Law no. 6404, of 1976. Art. 10 – The dividends unclaimed by the shareholders within a period of 3 (three) years, as of the date when it was made available to the shareholders, shall elapse on behalf of the Company. Art. 11- The amounts of the dividends and interests, as a remuneration over own equity, owed to the National Treasury and the other shareholders, shall undergo the incidence of financial charges equivalent to the SELIC rate, as of the closing of the fiscal year until the day of the effective collection or payment, without prejudice of the incidence of interest on arrears when this collection is not verified on the date determined by the General Meeting Art. 12 – Besides the Federal Government, in the capacity of controlling shareholder of the Company, it shall be entitled to be shareholders individual or legal persons, Brazilian or foreign, residents or non-residents. Art. 13 – The shareholder may be represented in the General Meetings as provided for in art. 126 of Law no. 6404, of 1976, submitting, in the act, or depositing previously, the receipt issued by the depository financial institution, followed by the identification document or power of attorney with special powers. Paragraph 1 - The representation of the Federal Government shall be according to the provisions of the specific federal legislation. Paragraph 2 – In the Shareholders General Meeting deciding on the election of members of the Board of Directors, the right of vote to the main shareholders of preferred shares is conditioned to the compliance of the condition provided in Paragraph 6 of article 141 of Law no. 6404, of 1976, referring to evidenced ownership of uninterrupted holding during the period of 3 (three) months, minimum, immediately prior to the holding of the Meeting. Chapter III - Subsidiaries and affiliated companies - Art. 14 – For the strict compliance with the activities associated to its business purpose, according to authorization granted by Law 9.478, of 1997, constitute subsidiaries, as well as to associate, majority and/or minority to other companies. Art. 15 – Upon observation of the provisions of Law 9.478, of 1997, Petrobras and its subsidiaries may acquire shares or quotas from other companies, participate in special purpose companies, as well as to associate to Brazilian and foreign companies and form consortium with them, in the capacity or not of leader company, with the purpose of expand activities, gather technologies and expand investment applied to the activities associated to its business purpose.

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Art. 16 – The subsidiaries and controlled companies shall obey the decisions made by its respective administration bodies, to which shall be connected to the guidelines and to the strategic planning approved by Petrobras’ Board of Directors, as well as to the common corporate rules established by Petrobras by means of orientation of technical, administrative, accounting, financial and legal nature. Sole Paragraph. The relationship with the subsidiary, affiliated and controlled companies shall be maintained by a member of the Executive Board, in compliance to the guidelines established by the Board of Directors. Chapter IV- Company’s Management - Section I- Counselors and Directors - Art. 17 - Petrobras shall be directed by a Board of Directors with deliberative functions, and an Executive Board. Art.18-  The Board of Directors shall consist of, at least, from five up to nine members elected by the Shareholders General Meeting, which shall appoint, among them, the President of the Board, all with a term of office that shall not exceed 1 (one) year, being admitted reelection. Sole Paragraph. In case of vacancy in the position of President of the Board, the substitute shall be elected in the first ordinary meeting of the Board of Directors until the holding of the next General Meeting. Art. 19 – During the process of election of the members of the Board of Directors by the Shareholders General Meeting the following the rules shall be observed: I – It is ensured to the minority shareholders the right to elect one of the Counselors, if a larger number is not applied by means of multiple voting process. II – It is ensured to the shareholders owning preferred shares, to represent jointly, at least, 10% (ten per cent) of the capital stock, excluding the controlling shareholder, to elect and dismiss 1 (one) member of the Board of Directors, in separate voting in the General Meeting, not being applied to the Company the rule included in Paragraph 4 of article 8 of Law no. 10303, of October 31, 2001. III – Whenever, cumulatively, the election of the Board of Directors is made by the multiple voting system and owners of the ordinary or preferred shares exercise the right to elect a Counselor, it shall be guaranteed to the Federal Government the right to elect Counselors in a same number to the ones elected by the remaining shareholders, plus one, regardless of the number of Counselors established in article 18 of these Articles of Incorporation. Art. 20 – The Executive Board shall consist of a President, chosen among the members of the Board of Directors, and six Executive Officers elected by the Board of Directors, among which Brazilians residents in the Country, with term of office not exceeding 3 (three) years, reelection permitted, being subjected to dismissal at any time. Paragraph 1 – The Board of Directors shall observe during the choice and election of the Executive Officers their professional capacity, notorious knowledge and specialization in the respective areas in which such managers shall actuate, being observed the Basic Organizational Plan. Paragraph 2 – The members of the Executive Board shall exercise their Jobs full time and with exclusive commitment to Petrobras, being allowed, however, the simultaneous exercise in administration positions at the subsidiaries, controlled and affiliated companies, at the discretion of the Board of Directors, according to the Good Practices Code, as provided for in item VII of article 29 of these Articles of Incorporation. Paragraph 3 – The President and the Directors shall be entitled, annually, to 30 (thirty) days vacation, which shall be granted by the Executive Board, being forbidden the double of remuneration relative of non taken vacation along the concessive period. Art. 21 - The investiture in a managerial position in the Company shall observe the conditions provided in articles 147 and 162 of Law no. 6404, of 1976, not being allowed to be invested in the position persons with ancestors, descendants, or collaterals in the Board of Directors, Executive Board or in the Audit Committee. Art. 22- The Counselors and Directors shall be invested in its positions by means of signature of instrument of investiture in the minute book of the Board of Directors and Executive Board, respectively. Paragraph 1 – The instrument of investiture shall contain, under penalty of nullity: (i)  the indication of at least one domicile in which the manager shall receive service of process and notices from administrative and judicial proceedings relative to acts of his management, which shall be considered fulfilled by means of delivery in the appointed domicile, which may be only altered by means of notice in writing to the Company; (ii)  the consent to agreements

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eventually executed by Petrobras with stock market or with over the count sponsoring entity certified by Security Exchange Commission, having as its purpose the adoption of standards of corporate governance by these entities, being responsible for the compliance with such agreements and respective regulations of differentiated corporate governance, if applicable, and (iii)  consent to the terms of commitment clause provided in article 58 of these Articles of Incorporation. Paragraph 2 – The entrance into office of the Counselor resident or domiciled overseas is conditioned to the constitution of a representative resident in the Country, with powers to receive service of summons in claims against him proposed with base on corporate legislation, by means of power of attorney with a term that should extend, at least, 3 (three years) after the termination of the Counselors term of office. Paragraph 3 – Prior to take office and leave office, the members of the Board of Directors and the Executive Board, shall submit their statement of assets, which shall be filed in the Company. Art. 23 – The members of the Board of Directors and the Executive Board shall respond, according to the provisions of art. 158, of Law no. 6.404, of 1976, jointly and severally, by their acts and by the damages caused to the Company, being forbidden to participate on the decision relative to operations involving companies in which they participate with more than 10% (ten per cent), or have exercised managerial position in a period immediately prior to the investiture in the Company. Paragraph 1 – The Company shall ensure defense in judicial and administrative proceedings against its directors, present and past, as well as maintain permanent insurance agreement, throughout their entire mandates, on behalf of its directors, in order to safeguard them from the responsibilities of acts deriving from the exercise of their position or job. Paragraph 2 – The guarantee provided in the previous paragraph shall be extended to the members of the Audit Committee, as well as to all employees and agents, acting legally by delegation of the Company’s directors. Art. 24 – The Counselor that is absent to three (3) consecutive meetings, without justification or consent granted by the Board of Directors shall lose its position. Art. 25- In case of vacancy of a Counselor position, the substitute shall be appointed by the remaining Counselors and shall stand until the next first General Meeting, as provided for in art. 150 of Law no. 6.404, of 1976. Sole Paragraph. The Counselor, or member of the Executive Board, elected as a substitute, shall complete the time of office of the replaced Counselor, and at the end of this period, shall stay in the position until the successor takes office. Art. 26 – The Company shall be represented in Court and out of Court, severally by its President, or jointly by two Directors, being eligible to appoint attorneys in fact or representatives. Art. 27- The President and the Directors may not be absent of the exercise of their positions for more than 30 (thirty) days, without permit or consent from the Board of Directors. Paragraph 1 – It is the responsibility of the President, as provided in clause IV of article 38, to appoint, among all Directors, his eventual substitute. Paragraph  2 – In case of absence or impediment of a Director, his duties shall be assumed by a substitute appointed by the absent Director, among the other members of the Executive Board or one of his direct reports, this last part until the maximum period of 30 (thirty) days. Paragraph  3 – In case the appointment is made by a direct report, conditioned to the approval of the President, the same shall participate of all routine activities of the Director, including the presence at the Board Meetings, in order to manage the matters relative to the area of the respective Director, but not being entitled to exercise voting right, however. Section II - Board of Directors - Art. 28 – The Board of Directors is the main guidance and direction higher administration body of Petrobras, being responsible to: I – fix the direction of the Company’s general businesses, defining its mission, strategic purposes and guidelines; II – approve the strategic plan, as well as the respective multi-annual plans and annual investments and expenditures programs; III – inspect the Directors’ management and fix their duties, examining, at any time, the books and papers of the Company; IV – assess the performance results; V – approve annually, the amount over which the acts, agreements or operation, although being the competence of the Executive Board, especially the ones provided in clauses III, IV, V, VI and VIII of article  33 of

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these Articles of Incorporation, which must be submitted to the approval of the Board of Directors ; VI – deliberate on the issuance of single debentures, non convertible to shares and without real guarantee; VII – fix the Company’s global policies, including commercial strategy, financial, investments, environment and human resources management; VIII – approve the transfer of ownership of the Company’s assets, including concession agreements and authorizations for oil refining, natural gas processing, transportation, oil import and export, its derivates and natural gas, being entitled to fix limits of value for the practice of these acts by the Executive Board. Art. 29 – It is the private responsibility of the Board of Directors  to decide on the following matters: I – Basic Organizational Plan  and its amendments, as well as the distribution to the Directors, by proposal of the President, the duties corresponding to the contact areas defined in the referred plan; II – authorization for acquisition of shares issued by the Company to be held in treasury or cancellation, as well as further disposal of such shares, being observed the legal provisions, regulatory and statutory; III – approval of Exchange of securities issued by the Company; IV – election and dismissal of members of the Executive Board; V – constitution of subsidiaries, participation in controlled or affiliated companies, or the cessation of such participation, as well as the acquisition of shares or quotas from other companies; VI – give notice to the Shareholders General Meeting, in cases provided in Law, by publishing the notice with, at least, 15 (fifteen) days in advance; VII – approval of a Good Practices Code and its By-laws, which shall provide the appointment of a Reporting Counselor and constitution of Council Committees consisted of some of its members, with specific attributions of analysis and recommendation of some matters; VIII – approval of Petrobras Corporate Governance Directives; IX – appointment and dismissal of independent auditors, which may not provide to the Company consulting services during the term of the agreement; X – Executive Board administration and accounts report; XI – creation of a Business Committee and approval of attribution and operation rules of this Committee, consistent with the Basic Organizational Plan , which must be disclosed to the market, in summary, by the time of publishing of the Company’s financial statements, or its amendment; XII – matters, which, in view of legal provision or by determination of General Meeting, depend on its decision; Sole Paragraph . The Business Committee referred to in clause XI shall submit to the Executive Board its opinion on the corporate matters involving more than one business area, as well as the ones which importance and relevance require a wider debate. Art. 30- The Board of Directors may determine the performance of inspections, audits or accountability in the Company, as well as the hiring of specialists, experts or external auditors, in order to provide better instruction on the matters subjected to the Board’s decisions. Art. 31- The Board of Directors shall meet with the presence of its members’ majority, by means of notice from its President or with the majority of the Counselors, ordinarily, at least each thirty days, and extraordinarily, whenever necessary. Paragraph 1- It is hereby granted, if necessary, the participation of Counselors at the meeting, by telephone, video-conference, or other communication media that may ensure the effective participation and authenticity of their votes. The Counselor, in this case, shall be considered present at the meeting, and his vote shall be considered valid for all legal purposes, and included in the minute of the referred meeting. Paragraph 2 – The matters submitted to the appreciation of the Board of Directors shall be instructed with the decision of the Executive Board, the manifestation of the technical department or the competent Committee, and, furthermore, the legal opinion, whenever necessary for the examination of the matter. Paragraph 3 – The President of the Board, by his own initiative or by request from any Counselor, may invite Directors of the Company to attend the meetings and provide clarification or information on matters being considered. Paragraph 4 – The decisions of the Board of Directors shall be taken by vote of majority of the present Counselors and shall be registered in the Company’s minute book. Paragraph 5 – In the event of voting tie, the President of the Board may exercise the tie-breaking vote. Section III - Executive Board - Art. 32- It is the responsibility of the Executive Board exercise

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the Company’s business management, according to its mission, objectives, strategies and directives determined by the Board of Directors. Art. 33 – It is Executive Board responsibility: I – develop and submit to the approval of the Board of Directors: a)  bases and directives for development of the strategic plan, as well as to the annual and multi-annual programs; b)  the strategic plan, as well as the annual and multi-annual programs of expenditures and investments of the Company and its respective projects; c)  the cost and investment budgets of the Company; d)  the assessment of the results of the Company’s activity performance; II – approve: a)  technical-economic appraisal criteria for the investments projects, with respective responsibility delegation plans for its execution and implementation; b)  criteria for economic optimization of producing areas and minimum coefficient of gas and oil reserves, upon observation of the specific legislation; c)  price policy and price basic structures of the Company’s products; d)  chart of accounts, basic criteria for verification of results, amortization and depreciation of invested capitals, and changes of accounting practices; e)  manuals and accounting norms, finances, personnel administration, hiring and execution of works and services, supply and disposal of materials and equipments, operation and other necessary rules for the operation of the Company; g)  Company’s annual insurance plan; h)  the basic structure of the Company’s bodies and its respective Rules of Organization, as well as to create, transform or extinguish operational bodies or corresponding, as well as temporary bodies from works, agencies, branches, and offices in the Country and overseas; i)  plans that dispose on the admission, career, access, advantages, and disciplinary regime of Petrobras employees; j)  the allocation of personnel of the Company’s bodies; k)  the designation of holders of Senior Administration position in the Company; l)  the business annual plans; m)  formation of consortiums, "joint-ventures", and specific purpose companies, in the Country and overseas; III – authorize fundraising, loan contracting and financing in the Country or overseas, including by means of securities issuance; IV – authorize the provision of real or collateral guarantees, observing the legal and contractual relevant provisions; V – authorize the acquisition, according to specific legislation, of real properties, ships and drilling and production maritime units, as well as lien of shares or companies’ quotas in which the Company holds more than 10% (ten per cent) of the capital stock, as well as the cessation of rights in consortiums or "joint-ventures" in which the Company holds more than 10% (ten per cent) of the investments, being entitled to fix limits of value for delegation of the practice of such acts by the President  or Directors; VII – authorize the execution of covenants or agreements with the Federal, State, Federal District and Municipalities, being entitled to fix limits of value for delegation of the practice of such acts by the President  or Directors; IX – to follow and control the activities of the subsidiaries and companies in which Petrobras participates or with the ones associated; X – decide on marks and patents, names and symbols; XI – create other Committees, associated to the Business Committee, approving the respective operation rules and duties, consistent to the Basic Organizational Plan . Art. 34- The Executive Board shall meet ordinarily, once a week, with the majority of its members, among them, the President or its substitute, and extraordinarily, by means of notice from the President or two thirds of the Directors. Sole Paragraph. The matters submitted for appreciation of the Executive Board shall be instructed with the manifestation of technical department, Business Committee, and also from the legal opinion, when necessary to the study of the matter. Art. 35- In addition to the matters of original competence of collegiate decision as provided in art. 33 of these Articles of Incorporation, the Executive Board may deliberate on the acts of business management of individual responsibility of each one of the Directors, within the areas of contact fixed by the Board of Directors in the Basic Organizational Plan. It is also the Directors responsibility: I – to instruct the Company’s representative in the General Meetings of its subsidiaries, controlled and affiliated companies, in compliance with the guidelines established by the Board of Directors ; II – hire and dismiss employees and formalize the appointments for managerial jobs and positions, approved by the Executive Board; III – appoint Company’s employees for

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missions overseas; IV – execute acts, contracts, and covenants, as well as to manage the Company’s monetary resources, always in association with another Director. Art. 36 – The decisions of the Executive Board shall be taken by the vote of the majority presents and registered in the company’s minute book. Sole Paragraph. In the event of a voting tie, the President may exercise the tie-breaking vote. Art. 37- The Executive Board shall forward to the Board of Directors copies of the minutes of its meetings and shall provide all information that allow the assessment of the Company’s activities. Section IV- President - Art. 38 – It is the President responsibility the direction and coordination of the Executive Board works, being responsible to: I – give notice and preside the Executive Board meetings; II – propose to the Board of Directors  the distributions, among the Directors, the contact areas defined by the Basic Organizational Plan; III – propose to the Board of Directors  the names for the Company’s Directors; IV – appoint, among the Directors, his eventual substitute, during his absences and impediments; V – to follow and supervise, by means of coordination of the Directors actions the activities of all the Company’s bodies; VI – appoint the Company’s representatives in the General Meetings of its subsidiaries, controlled and affiliated companies, in compliance with the guidelines fixed by the Board of Directors; VII – provide information to the State Ministry to which the Company is associated, and to the Federal Government control bodies, as well as to the Federal Audit Court and to the National Congress. Chapter V- General Meeting - Art. 39- The Ordinary General Meeting shall be held, each year, in the period provided in art. 132 of Law no. 6404, of 1976, in place, date and time, previously appointed by the Board of Directors, in order to decide on matters of its competence, especially: I – to review the accounts of the managers, examine, discuss and vote the financial statements; II – decide on the destination of the net profit of the fiscal year and distribution of dividends; III – elect the members of the Board of Directors and Audit Committee. Art. 40- The Extraordinary General Meeting, in addition to the cases provided by Law, shall meet according to notice from the Board of Directors, in order to decide on matters of the Company’s interest, especially: I - alteration of the Articles of Incorporation; II - increase of limit of the authorized capital; III - increase of capital stock ; IV - appraisal of the assets with which the shareholder contributes for the increase of the capital stock ; V – reduction of the capital stock ; VI – issuance of debentures convertible into shares or its sales when held in treasury; VII - incorporation of the Company to another company, its dissolution, transformation, split, merging; VIII-  participation of the Company in companies’ group; IX – disposal of capital stock  control of the Company’s subsidiaries; X – dismissal of members of the Board of Directors ; XI-  disposal of debentures convertible to shares held by the Company and its subsidiaries; XII-  determining the officers compensation; XIII-  cancelation of open Company registry; XIV-  appointment of a specialized company, from a list of three specialized companies submitted by the Board of Directors, for the development of appraisal report of its share by the respective economic value, to be used in the event of cancellation of open Company’s registry  or non compliance to the standard rules of corporate governance, defined by the stock market or organized over the counter sponsoring entity, certified by the Securities Exchange Commission, aiming the compliance with the rules established in the competent regulation of differentiated practices of corporate governance edited by such entities, and according to the terms of the agreements eventually executed by Petrobras with this same entities; XV – waiver to the right of subscription of shares or debentures convertible into shares of subsidiaries, controlled and affiliated companies. Paragraph 1 – The decision of the matter provided in clause XIV if this article must be taken by absolute majority of the votes of the outstanding ordinary shares, not being computed the blank votes. Paragraph 2 – In the event of public offer made by controlling shareholder, he will bear all costs of development of the appraisal report. Art. 41- The General Meeting shall determine, each year, the global or individual amount of the managers’ compensations, as well as the limit of their profit share, being observed the norms of specific legislation. Art. 42- The General Meetings shall be chaired by the President of the Company or substitute

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appointed by him, and in the absence of both, by a shareholder appointed by the majority of present votes. Sole Paragraph. The President of the Meeting shall appoint, among the present shareholders the meeting’s secretary. Chapter VI- Audit Committee - Art. 43- The Audit Committee, of permanent nature, consists of up to five members and respective substitutes, elected by the Ordinary General Meeting, all residents in the Country, upon observation of the requirements and impediments provided in the Stock Corporations Act, shareholders or not, from which one shall be elected by the holders of the minority ordinary shares and the other by holders of preferred shares, in separate voting. Paragraph 1- Among the members of the Audit Committee, one shall be appointed by the Finance Minister, as the representative of the National Treasury. Paragraph 2 - In the event of vacancy, resignation, impediment or unjustified absence to two consecutive meetings, the member of the Audit Committee shall be replaced, until the end of his term, by the respective substitute. Paragraph 3 – The members of the Audit Committee shall be invested in their positions by means of signature of the instrument of investiture in the minute book and opinions from the Audit Committee, which shall include: (i)  the consent to the agreements eventually executed by Petrobras with stock market or organized over the count sponsoring entity certified by the Security Exchange Commission, having as its purpose the adoption of standards of corporate governance by these entities, being responsible for the compliance with such agreements and respective regulations of differentiated corporate governance, if applicable, the (ii) consent to the terms of the commitment clause referred to in article 58 of these Articles of Incorporation. Art. 44- The mandate of the Audit Committee members is of one year, reelection permitted. Art. 45- The compensation of the Audit Committee members, in addition to the mandatory reimbursement for travel and lodging expenses necessary for the performance of the position shall be determined by the General Meeting that elects them, being observed the limit established in Law no. 9.292, of 1996. Art. 46- It is the Audit Committee responsibility, without prejudice of other duties ascribed to it in face of legal provision or by determination of the General Meeting : I-  inspect by any of its members the acts of the officers and verify the fulfilling of their legal and statutory duties; II-  give opinion on the administration annual report, including in its report te additional information that it may deem necessary or useful for the decision of the General Meeting; III-  give opinion on the proposal of managers, to be submitted at the General Meeting, relative to the alteration of the capital stock, issuance of debentures or subscription bonus, investment plans or capital budgets, distribution of dividends, transformation, incorporation, merging or split of the Company; IV-  denounce by any of its members, to the administration bodies, and, in case such bodies do not take the necessary measures for the protection of the Company’s interests, to the General Meeting , the errors, frauds, or crimes found, and suggest the steps applicable to the Company; V-  give notice to the Ordinary General Meeting  if the directors delay for more than one month this notice, and the Extraordinary Meeting whenever severe and urgent reasons occur, including in the agenda of the meetings the matters deemed necessary; VI-  analyze, at least each quarter, the balance sheet and the remaining financial statements developed periodically by the Board; VII-  examine the financial statements of the fiscal year and give opinion; VIII-  exercise these duties during liquidation. Sole Paragraph. The members of the Audit Committee  shall participate, mandatorily, of the Board of Directors meetings in which must be discussed the matters referred to in clauses II, III and VII of these Articles of Incorporation. Chapter VII – Company’s Employees - Art. 47 – Petrobras’ employees are subjected to the labor legislation and Company’s rules of procedure, being observed the legal norms applied to the employees’ mixed economy companies. Art. 48- The admission of employees by Petrobras and by its subsidiaries and controlled companies shall obey a public selective process according to the terms approved by the Executive Board. Art. 49- The Senior Administration positions and powers and responsibilities of the respective holders shall be defined in the Basic Organizational Plan of the Company. Paragraph 1 – The functions referred to in the main section of this article

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may, exceptionally, at the Board discretion, be assigned to technicians or specialists that are not part of the Company’s permanent staff. Paragraph 2 – The managerial duties that should integrate the Company’s staff, in the other levels, shall have all powers and responsibilities of the holders defined in the norms of the respective bodies. Art. 50- Without prejudice of the requirements provided by Law, the assignment of Petrobras employees and its subsidiaries and controlled companies shall depend on authorization, in each case, from the Executive Board and shall be performed, by means of reimbursement of the corresponding costs. Art. 51- The Company shall assign a portion of the annual results to be distributed among its employees, according to the criteria approved by the Board of Directors, upon observance of the legislation in force. Chapter VIII- General Provisions – Art. 52 - Petrobras activities shall follow a Basic Organizational Plan, approved by the Board of Directors, containing the general structure and shall define the nature and the duties of each body, the reporting relations, coordination and control necessary to its functioning according to these present Articles of Incorporation. Art. 53 – The fiscal year shall correspond exactly to the calendar year, closing on December 31 of each year, when the balance sheet and other financial statements shall be surveyed, which shall comply to the applicable legal provisions. Sole Paragraph. The Company may elaborate six-month balance sheet, for the payment of dividends, or interests over own equity, by decision of the Board of Directors. Art. 54 – Over the resources transferred by the Federal Government or deposited by minority shareholders, or the purpose of increasing the company stock capital, shall accrue financial charges equivalent to the SELIC rate from the day of the transfer until the date of the capitalization. Art. 55- Petrobras shall destine, from the net profit verified in its Annual Statement, the portion of 0.5% (half per cent) over the paid-in capital stock, for constitution of special reserve, destined to the cost of research programs and technological development of the Company. Sole Paragraph. The reserve accumulated balance provided in this article shall not exceed 5% (five per cent) of paid-in capital stock. Art. 56- After decision the distribution of minimum dividend provided in article 8 of these Articles of Incorporation, the General Meeting may, upon observation of the company legislation and specific federal rules, designate percentages or bonus to the members of the Company’s Executive Board, by means of profit sharing. Art. 57- The Executive Board may authorize the practice of reasonable gratuity acts on behalf of the employees and the community in which the Company participates, including the donation of unserviceable assets, with the purpose of fulfilling its social purposes, as provided for in Paragraph 4 of article 154 of Law no. 6.404, of 1976. Art. 58 – It shall be settled by means of arbitration at the Market Arbitration Chamber, the disputes and controversies involving the Company, its shareholders, the managers, audit counselors, with the purpose of application of the provisions contained in Law 6.404, of 1976, on these Articles of Incorporation, in the norms edited by the National Monetary Committee, by Brazilian Central Bank, and by Securities Exchange Commission, as well as in the other norms applicable to the operation of the capital market in general, in addition to the norms included in agreements eventually executed by Petrobras with stock market or organized over the count sponsoring entity certified by the Security Exchange Commission, having as its purpose the adoption of standards of corporate governance by these entities, being responsible for the compliance with such agreements and respective regulations of differentiated corporate governance, if applicable. Sole Paragraph. The Federal Government decisions, by means of voting in the General Meeting, with the purpose of directing its business, according to art. 238 of Law no. 6.404, of 1976, are considered means of exercise of unavailable rights and are not subjected to the arbitration procedure provided in the main section of this article. Art. 59 – The agreements executed by Petrobras for the acquisition of assets and services shall be preceded of simplified bidding proceeding, in the form of regulation approved by Decree no. 2.745, of August 24, 1998. Art. 60 – With the purpose of organizing its proposals in order to participate in bidding preceding the concessions referred to in Law 9.478, of 1997, Petrobras may sign pre-agreements, by means of issuance of

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letter of invitation, ensuring prices and commitments of supply of assets and services. Sole Paragraph. The pre-agreements shall contain resolutive clause by operation of Law, to be exercised without penalty or indemnification of any type in the event of another bidder be declared winner, and shall be submitted, afterwards, to the appreciation of inspect and external control bodies. Art. 61- The Federal Government in the capacity of the Company’s controlling shareholder, the members of the Board of Directors, the Audit Committee, and the Executive Board should: I – Abstain from negotiating Securities during the following periods: a)  in the period of one month prior to the closing of the fiscal year until the publishing of the notice, making available to the shareholders the Company’s financial statements or its publishing, whatever occurs first; b)  in the period between the decision making by the competent social body to increase or reduce the capital stock, distribute dividends or shares bonus or issue other Securities, and the publishing of the respective notices or announcements. II – Communicate to the Company and to the stock market or organized over the count sponsoring entity certified by the Security Exchange Commission, its plans for periodical negotiation of securities, if applicable, as well as to the subsequent amendments or non compliance of such plans. The communication must contain, at least, if the plan is a programmed investment or divestment plan, the periodicity and the amounts programmed.” II.  Approve: the justification and incorporation Protocol of Company Mexilhão do Brasil by Petrobras; the ratification of hiring of KPMG Auditores Independentes for the development of appraisal report of the referred company; the Appraisal Report of its net equity and subsequent incorporation of Company Mexilhão do Brasil to Petrobras, without increase of its capital stock, with authorization to the Executive Board of Petrobras for the practice of all necessary acts for the execution of the referred incorporation and settlement of status of the merged  company  and the merging company before the competent bodies.

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There being no further business, the Extraordinary General Meeting was closed and, subsequently, registered in the present minute, in loose sheets, to be in due time transcribed in the company’s book.

VI.       DOCUMENTS FILED IN THE CORPORATE HEADQUARTERS:

The following documents shall be kept filed in the Corporate Headquarters, in attention and according to the provisions of article  130, Paragraph 1, clause “a”, of Law 6404 /76:

- Ballots filled by the shareholders or their representative and delivered to the Chair, containing votes referring to items “I” and “II” from the Agenda of Extraordinary General Meeting;

- Power of attorney and vote manifestation from JP Morgan Chase Bank, N.A., trustee company of several Investment Funds overseas, holders of ADRs representing Company’s shares, represented in this Meeting by Mr. Ralph Figueiredo de Azevedo, reporting the manifestation of the holders of favorable ADR (item I – 805.194.818 votes and item II – 808.104.010 votes), against (item I – 347.584 votes and item II – 274.056 votes) and refraining from voting (item I – 4.067.558 votes and item II – 1.231.894 votes) in the Agenda of Extraordinary General Meeting;

- Power of Attorney of shareholders enrolled on Meeting Online,  represented by their representative Mr.  Paulo Mauricio Tinoco de Campos;

- Power of Attorney of shareholders from HSBC, Citibank, Schroder  and Itaú Unibanco S.A., represented by their representative Mr. Leonardo Zucolotto Galdioli.

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Almir Guilherme Barbassa

President of the Extraordinary General Meeting

Adrienne Gianneti Nelson de Senna Jobim

Federal Government Representative

Ralph Figueiredo de Azevedo

Shareholder

Paulo Mauricio Tinoco de Campos

Shareholder

Leonardo Zucolotto Galdioli

Shareholder

Heloísa de Paula Batista

Secretary

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 14, 2011
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.